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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

UNITED WISCONSIN GRAIN PRODUCERS, LLC
(Exact name of small business issuer as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	39-2032455 (I.R.S. Employer Identification No.)

W1231 Tessman Road, Cambria, Wisconsin 53923
(Address of principal executive offices)

(920) 348-5016
(Issuer's telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☒

Securities Act registration statement file number to which this form relates: 333-92188 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Limited Liability Company Membership Units (Title of class)

Item 1.    Description of Registrant's Securities to be Registered.

        United Wisconsin Grain Producers, LLC (the "Company") is a Wisconsin limited liability company. References to the "Registrant", "we", "our" or "us" mean and refer to the Company. The Company has one class of membership units. When issued and fully paid for, all membership units are non-assessable, not subject to redemption or conversion, and have no conversion rights.

        Pursuant to our Operating Agreement, distributions of the Company's net cash flow (meaning our gross cash proceeds less the amount of proceeds used for expenses, debt payments, capital improvements, replacements, contingencies and reserves, as reasonably determined by our Board of Directors) are made in proportion to the units held by each member. This means that a member's distribution is calculated based upon the number of units owned by the member in proportion to the total number of units outstanding. Distributions are restricted by certain loan covenants contained in debt financing agreements that are currently in effect and that we may enter into from time to time.

        Each unit holder is a member of our Company and is entitled to vote on all matters coming to a vote of the members. On each matter brought to a vote of the members, each member may cast one vote per unit held by the member. Members may cast votes in person or by proxy. Members do not have cumulative voting or pre-emptive rights.

        Beginning with the first annual members meeting following substantial completion of the plant, the members have the right to annually elect the Board of Directors who serve staggered terms as described in our Operating Agreement.

        In addition to electing members of the Board of Directors as set forth above, members of the Company are entitled to vote on: (i) the Company's engagement in any activity that is inconsistent with the purpose of the Company, which is owning, constructing, operating, leasing, financing, contracting with and/or investing in ethanol production facilities; engaging in the processing of corn, grains, and other feedstocks into ethanol and any and all co-products and the marketing of all products and co-products from such processing; and engaging in any other business and investment activity in which a Wisconsin limited liability company may lawfully engage; (ii) knowing acts in contravention of the Operating Agreement, or Company action that would make it impossible to carry on the ordinary business of the Company; (iii) possession of Company property by one or more directors or the assignment of rights in specific Company property for a non-Company purpose; (iv) the Company's voluntary engagement in any action that would cause the Company's bankruptcy; (v) the merger, consolidation, exchange, or other disposition of all or substantially all of the property of the Company, except for a liquidating sale of property in connection with the Company's liquidation; (vi) the Company's confession of a judgment against the Company in amounts exceeding Five Hundred Thousand Dollars ($500,000.00); (vii) the issuance of membership units at a purchase price of less than Two Hundred Fifty Dollars ($250.00) per unit; (viii) the issuance of more than an aggregate of 28,000 membership units; (ix) the election to dissolve the Company; and (x) an act to cause the Company to acquire any equity or debt securities of any Director or its affiliates, or the making of loans to any Director or affiliate of the Company.

        Members are entitled to access certain information concerning our business and affairs, including, but not limited to, a list of our members and their capital accounts, our financial statements, tax returns and our articles of organization and operating agreement, together with all amendments. A member's right to access this information is subject to any confidentiality restrictions we may implement. We have not yet implemented any such confidentiality restrictions.

        Our Operating Agreement prohibits all members from disposing of or transferring membership units without approval by the Company's Board of Directors and compliance with the Operating Agreement. Our Operating Agreement further places specific restrictions on a member's ability to transfer its membership units. These restrictions, along with the Operating Agreement provision providing that no member shall directly or indirectly own or control more than thirty percent (30%) of the issued and outstanding membership units at any time, prevent a change of control of our Company.

Item 2.    Exhibits.

2.1	Articles of Organization of the Registrant. Filed as Exhibit 3.1 to the Registrant's registration statement on Form SB-2 (Commission File 333-92188) and incorporated by reference herein.
2.2	Operating Agreement of the Registrant. Filed as Exhibit 3.2 to the Registrant's registration statement on Form SB-2 (Commission File 333-92188) and incorporated by reference herein.
2.3	Form of Membership Unit Certificate. Filed as Exhibit 4.1 to the Registrant's registration statement on Form SB-2 (Commission File 333-92188) and incorporated by reference herein.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

UNITED WISCONSIN GRAIN PRODUCERS, LLC
Date: April 30, 2004	By	/s/ KEVIN ROCHE Kevin Roche Kevin Roche, President

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  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE